For the semi-annual period ended (a) June 30, 2000
File number (c) 811-7215



	SUB-ITEM 77C
	Submission of Matters to a Vote of Security Holders


An Annual Meeting of Stockholders was held on April 19,
2000. At such meeting the stockholders amended the investment objective of the Fund and approved amendments to the Fund's fundamental investment restrictions relating to a) borrowing transactions, b) making of loans and c) investments in securities of other investment companies.



a)	Change in the Fund's Investment Objective

	Affirmative     Negative     Abstain
	 Votes Cast    Votes Cast     Votes
	 10,558,705     427,808       657,433

b)	Approval of Fund's Investment Restrictions

		Affirmative    Negative     	Shares
 		Votes Cast  	Votes Cast  	Abstained
		(a)10,534,515	395,703		713,728
		(b)10,425,045	496,403		721,498
		(c)10,521,125	415,037		717,784